UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 Amendment No. 1
to
FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

WASHINGTON MUTUAL, INC.
(Name of Applicant)

1201 Third Avenue, Suite 3000
Seattle, WA  98101
 (Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
13% Senior Second Lien Notes due 2030	Up to approximately $20,000,000 aggregate initial principal amount plus additional notes as permitted by the indenture

Approximate date of proposed public offering: As soon as practicable after the Effective Date under the Seventh Amended Joint Plan of Reorganization of Affiliated Debtors (the “Plan of Reorganization”).

Name and address of agent for service:	With a copy to:

Charles Edward Smith, Esq.	Brian S. Rosen, Esq.
Executive Vice President & General Counsel Washington Mutual, Inc.	Todd R. Chandler, Esq. Weil, Gotshal & Manges LLP
925 Fourth Avenue, Suite 2500	767 Fifth Avenue
Seattle, WA 98104	New York, NY 10153
(212) 310-8000

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL

1. General Information.

Washington Mutual, Inc. (the “Company”) is a Washington corporation.

2. Securities Act Exemption Applicable.

The 13% Senior Second Lien Notes due 2030 (the “Notes”) of Washington Mutual, Inc., a Washington corporation (the “Company”), to be issued under the indenture to be qualified hereby (the “Indenture”), will be offered to certain creditors of Washington Mutual, Inc., a Washington corporation (the “Debtor”), pursuant to a Plan of Reorganization (the “Plan of Reorganization”), under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”).  The Plan of Reorganization will become effective on the date on which all conditions to consummation of the Plan of Reorganization have been satisfied or waived (the “Effective Date”).  The terms of the Plan of Reorganization are summarized in and attached as an exhibit to the Disclosure Statement dated December 12, 2011 incorporated by reference to Exhibit T3E.1 and Exhibit T3E.2.

The issuance of the Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Bankruptcy Code.  Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property.

AFFILIATIONS

3. Affiliates.

The following is a list of affiliates of the Applicant as of the date of this application.  Only two of the following are expected to be affiliates, in accordance with the Plan of Reorganization, immediately following the Effective Date.1

Company Name	Jurisdiction of Formation	Owner	Percentage
WM Mortgage Reinsurance Company, Inc.	Hawaii	Washington Mutual, Inc.	100%
Ahmanson Obligation Company	California	Washington Mutual, Inc.	100%
WaMu 1031 Exchange	California	Washington Mutual, Inc.	100%
WM Citation Holdings, LLC	Delaware	Washington Mutual, Inc.	100%
WMI Investment Corp.	Delaware	Washington Mutual, Inc.	100%
WMI Rainier LLC	Washington	Washington Mutual, Inc.	100%
H.S. Loan Corporation2	California	Washington Mutual, Inc.	70.23%
		WM Citation Holdings, LLC	28.44%

______________________
1 Of the Company’s seven subsidiaries, WM Mortgage Reinsurance Company, Inc., which is currently operating on a run-off basis, is the only Subsidiary with ongoing operations. After the Effective Date, WM Mortgage Reinsurance Company, Inc. and WMI Investment Corp. will be the Company’s only subsidiaries.
2 JPMorgan Chase Bank, N.A. owns 1.33% of the equity interests in H.S. Loan Corporation.

Certain directors and officers of the Applicant may be deemed to be “affiliates” of the Applicant by virtue of their positions with the Applicant.  See Item 4, “Directors and Executive Officers.”

Certain beneficial owners of the Applicant may be deemed to be “affiliates” of the Applicant by virtue of their ownership of voting securities of the Applicant.  See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

The following tables list the names, mailing addresses and offices of all directors and executive officers of the Applicant.

Name3	Office4
Stephen E. Frank	Director
Alan Fishman	Director, Chief Executive Officer and Assistant Treasurer
Margaret Osmer McQuade	Director
Phillip Matthews	Director
Regina T. Montoya	Director
Michael K. Murphy	Director
William G. Reed, Jr.	Director
Orin Smith	Director
James H. Stever	Director
Robert Williams	President
William Kosturos	Executive Vice President and Chief Restructuring Officer
John Maciel	Chief Financial Officer, General Auditor, Executive Vice President, Assistant Secretary, Assistant Treasurer, and Additional Restructuring Officer
Charles Edward Smith	Executive Vice President, General Counsel and Secretary
Jonathan Goulding	Senior Vice President, Treasurer, Assistant Secretary and Additional Restructuring Officer
Curt Brouwer	Executive Vice President and Director of Tax
Doreen Logan	Executive Vice President, Controller and Assistant Treasurer

______________________
3 The mailing address for each of the individuals listed in the table is: c/o Washington Mutual, Inc., 925 Fourth Avenue, Suite 2500 , Seattle, WA  98104, after January 16, 2012, the mailing address will be c/o Washington Mutual, Inc., 1201 Third Avenue, Suite 3000, Seattle, Washington  98101.
4 None of the directors are expected to continue as directors following the Effective Date. Certain of the executive officers may continue in office after the Effective Date.

5. Principal Owners of Voting Securities.

(a) The following tables set forth, as of January 6, 2012, certain information regarding each person known by the Applicant to beneficially own 10 percent or more of the respective voting securities of the Applicant.  The mailing address for each of the beneficial owners is listed below.

Beneficial Owner	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Olympic Investment Partners LP5	Common Stock	228,571,428	13.4%

UNDERWRITERS

6. Underwriters.

(a) Within three years prior to the date of the filing of this application, no person acted as an underwriter of any securities of the Applicant that are currently outstanding on the date of this application.

(b) There is no proposed principal underwriter for the Notes that are to be offered in connection with the Indenture that is to be qualified under this application.

CAPITAL SECURITIES

7. Capitalization.

(a) The following tables set forth certain information with respect to each authorized class of securities of the Applicant to be outstanding as of the date of the filing of this application.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock	3,000,000,000	1,704,045,868
Series I, J, L, M and N Preferred Stock	4,000	4,0006
Series R Preferred Stock	3,000,000	3,000,000
Series K Preferred Stock	500	5007
Junior Subordinated Notes	$1,185,000,000	$789,000,000
______________________
5 The 228,571,428 shares of common stock (the “TPG Stock”) are held by Olympic Investment Partners, L.P., a Delaware limited partnership, whose general partner is TPG Olympic Genpar, L.P., a Delaware limited partnership, whose general partner is TPG Olympic Genpar Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”). David Bonderman and James G. Coulter are directors, officers and sole shareholders of Group Advisors and may therefore be deemed to be the beneficial owners of the TPG Stock. Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Stock except to the extent of their pecuniary interest therein.  The address of Group Advisors and Messrs. Bonderman and Coulter is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.
6 Ownership of the Series I, J, L, M and N Preferred Stock is held in the form of depositary shares, each of which represents a 1/1,000th ownership interest in one share of the Series I, J, L, M and N Preferred Stock, as applicable.  The Company issued 4,000,000 depositary shares of Series I, J, L, M and N Preferred Stock.
7 Ownership of the Series K Preferred Stock is held in the form of depositary shares, each of which represents a 1/40,000th ownership interest in one share of the Series K Preferred Stock.  The Company issued 20,000,000 depositary shares of Series K.

Senior Subordinated Notes	$1,750,000,000	$1,600,000,000
Senior Notes	$4,850,000,000	$4,100,000,000

(b) None of the listed classes of securities will be outstanding following the Effective Date. On the effective date, the only outstanding securities of the Company will be 200,000,000 newly issued shares of its  Common Stock, the Notes and $110,000,000 aggregate principal amount of Senior First Lien Notes due 2030. Each holder of newly issued Common Stock will be entitled to one vote for each share of newly issued Common Stock held on all matters submitted to a vote of security holders. Holders of the Notes and the First Lien Notes due 2030 will not have a vote.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The Notes will be issued under the Indenture, the form of which is attached hereto as Exhibit T3C.1.  The following is a summary of the provisions of the Indenture required to be summarized by Section 305(a)(2) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”).  Holders of the Notes are encouraged to read the entire Indenture because many provisions that will control the rights of a holder of the Notes are not described in this analysis.  Capitalized terms defined in the Indenture and used (but not otherwise defined) in this section are used in this section as so defined.

(a) Events of default; withholding of notice

“Default” means any event that is, or with the passage of time or the giving of notice or both would be an Event of Default.”

An Event of Default will occur under the Indenture if any of the following occurs:

(1)           default in payment when due and payable, at maturity, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes;

(2)           default for five Business Days or more in the payment when due of interest on or with respect to the Notes;

(3)           the failure by the Issuer to perform, observe or comply with Sections 4.02 (deposit of Runoff Proceeds and application thereof), 5.02 (deposit of Runoff Proceeds Distributions), 5.03 (prohibition on the incurrence of liens), 5.06 (provision of a certificate following a Default or Event of Default), 5.07 (limitations on the business activities of the Owner), 5.08 (prohibition on commingling of Runoff Proceeds and Runoff Proceeds Distributions), extension or usury laws), 5.10 (maintenance of the corporate existence of the Company and the Owner) and 5.13 (prohibition on the sale of interests in the Trusts or assets of the Trusts) of the Indenture;

(4)           failure by the Issuer for 30-days after receipt of written notice given by the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes to perform, observe or comply with any other covenant or agreement on its part under Article V of the Indenture (other than Sections 5.02, 5.03, 5.06, 5.07, 5.08, 5.10 and 5.13), provided that, it shall not constitute an Event of Default if, within 30-days after receipt of such written notice, corrective action is instituted and thereafter diligently pursued until the Default is cured;

(5)           the Owner or the Issuer, pursuant to or within the meaning of any Bankruptcy Law:

(A)           commences proceedings to be adjudicated bankrupt or insolvent;

(B)           consents to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under applicable Bankruptcy law;

(C)           consents to the appointment of a receiver, liquidator, assignee, trustee, sequestrator or other similar official of it or for all or a substantial part of its property; or

(D)           makes a general assignment for the benefit of its creditors;

(6)           a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A)           is for relief against the Owner or the Issuer, in a proceeding in which the Owner or the Issuer, is to be adjudicated bankrupt or insolvent;

(B)           appoints a receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Owner or the Issuer, or for all or a substantial part of the property of the Issuer or the Owner; or

(C)           orders the liquidation of the Owner or the Issuer;

and the order or decree remains unstayed and in effect for 60 consecutive days;

(7)           the Insurance Division of the Hawaii Department of Commerce and Consumer Affairs commences a dissolution, liquidation, insolvency or other similar proceeding against the Owner or the Issuer, or petitions a court of competent jurisdiction for an order of rehabilitation in accordance with applicable law.

If a Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to Holders of Notes a notice of the Default within 90 days after it occurs.  Except in the case of a Default relating to the payment of principal, premium, if any, or interest on any Note, the Trustee may withhold from the Holders notice of any continuing Default if and so long as the board of directors, the executive committee or a trust committee of directors and/or Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the Notes.

(b) Authentication and delivery of the Notes

At least one Officer of the Issuer shall execute the Notes on behalf of the Issuer by manual, facsimile or electronic (e.g., pdf) signature.

If an Officer of the Issuer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note, the Note shall nevertheless be valid.

A Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authenticated substantially in the form of authentication certificate attached to the Indenture, as the case may be, by the manual signature of the Trustee.  The signature shall be conclusive evidence that the Note has been duly authenticated and delivered under the Indenture.

On the Issue Date, the Trustee shall, upon receipt of an Issuer Order (an “Authentication Order”), which order shall set forth the number of separate Note certificates, the principal amount of each of the Notes to be authenticated, the date on which the Notes are to be authenticated, the registered holder of each Note and delivery instructions, authenticate and deliver the Notes.  In addition, at any time, from time to time, the Trustee shall upon the receipt of an Authentication Order authenticate and deliver any PIK Notes.

The Trustee may appoint an authenticating agent acceptable to the Issuer to authenticate Notes.  An authenticating agent may authenticate Notes whenever the Trustee may do so.  Each reference in the Indenture to authentication by the Trustee includes authentication by such agent.  An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Issuer.

No provisions are contained in the Indenture with respect to the Company’s use of proceeds of the issuance of the Notes.

(c) Release and substitution of property subject to the lien of the Indenture

(1)           Liens granted pursuant to the Security Documents securing the Notes Obligations shall automatically terminate and/or be released in full all without delivery of any instrument or performance of any act by any party as of the date upon which (i) all the Notes Obligations and the Indenture (other than contingent or unliquidated obligations or liabilities not then due) have been paid in full in cash or immediately available funds or (ii) a Legal Defeasance or Covenant Defeasance under Article IX or a discharge in accordance with Article XI of the Indenture shall have occurred.

Upon the receipt of an Officer’s Certificate from the Issuer, as described in Section 12.04(b) of the Indenture and any necessary or proper instruments of termination, satisfaction or release prepared by the Issuer, the Collateral Agent shall execute, deliver or acknowledge such instruments or releases to evidence the release of any Collateral permitted to be released pursuant to the Indenture or the Security Documents or the Intercreditor Agreement.

(2)           Notwithstanding anything in the Indenture to the contrary, in connection with (x) any release of Collateral pursuant to Section 12.04(a) of the Indenture, such Collateral may not be released from the Lien and security interest created by the Security Documents and (y) any release of Collateral pursuant to Section 12.04(a) of the Indenture, the Collateral Agent shall not be required to execute, deliver or acknowledge any instruments of termination, satisfaction or release unless, in each case, an Officer’s Certificate and Opinion of Counsel certifying that all conditions precedent, including, without limitation, Section 12.04 of the Indenture, have been met and stating under which of the circumstances set forth in Section 12.04(a) of the Indenture the Collateral is being released have been delivered to the Collateral Agent on or prior to the date of such release or, in the case of clause (y) above, the date on which the Collateral Agent executes any such instrument.  The Trustee shall be entitled to receive and rely on Officer’s Certificates and Opinions of Counsel delivered to the Collateral Agent under Section 12.04(b) of the Indenture.

(3)           Notwithstanding anything to the contrary contained in the Notes Documentation or any Security Document upon the Insurance Book Closing, any Lien in the equity of WMMRC held by the Collateral Agent shall be deemed automatically released.

(d) Satisfaction and discharge; defeasance

The Issuer may, at its option and at any time, elect to have either Section 9.02 (legal defeasance) or 9.03 (covenant defeasance) of the Indenture applied to all outstanding Notes upon compliance with the conditions set forth in Article IX of the Indenture.

Upon the Issuer’s exercise under Section 9.01 of the Indenture of the option set forth in Section

9.02 of the Indenture, the Issuer shall, subject to the satisfaction of the conditions set forth in Section 9.04 of the Indenture, be deemed to have been discharged from its Obligations with respect to all outstanding Notes (including its Obligations under the Security Documents with respect to the Notes Obligations) on the date the conditions set forth below are satisfied (“Legal Defeasance”).  For this purpose, Legal Defeasance means that the Issuer shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, which shall thereafter be deemed to be “outstanding” only for the purposes of Section 9.05 (relating to the deposited money or government securities held in trust and any taxes fees or other charges or interest or other fees gained on such money or government securities) and the other Sections of the Indenture referred to in (1) and (2) below, and to have satisfied all its other Obligations under such Notes and the Indenture (and the Trustee, on demand of and at the expense of the Issuer, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder:

(1)           the rights of Holders of Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due solely out of the trust created pursuant to the Indenture referred to in Section 9.04 therein;

(2)           the Issuer’s obligations with respect to Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)           the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(4)           Section 9.02 of the Indenture.

If the Issuer exercises Legal Defeasance, subject to satisfaction of the conditions set forth in Section 9.04 in the Indenture, payment of the Notes may not be accelerated because of an Event of Default under clause (3) (the breach of certain covenants relating to the deposit of Runoff Proceeds and the application thereof, the incurrence of liens, the provision of a certificate following a Default or Event of Default, limitations on the business activities of the Owner, the prohibition of the commingling of Runoff Proceeds, the maintenance of the corporate existence of the Company and the Owner and the prohibition on the sale of interests in the Trusts or assets of the Trusts), clause (4) (failure to comply with covenants, other than those referenced in clause (3) after 30-days’ notice given by Holders of at least 25% of the Notes), clause (5) (voluntary bankruptcy filing or similar proceeding), clause (6) (involuntary bankruptcy filing or similar proceeding) and clause (7) (insolvency, liquidation or similar proceeding under Hawaiian law with respect to WMMRC) of Section 7.01 of the Indenture.  Subject to compliance with Article IX, the Issuer may exercise Legal Defeasance notwithstanding the prior exercise of its option under Section 9.03 of the Indenture.

Upon the Issuer’s exercise under Section 9.01 of the Indenture of the option set forth in Section 9.03 of the Indenture, the Issuer shall, subject to the satisfaction of the conditions set forth in Section 9.04 of the Indenture, be released from their obligations under the covenants contained in Sections 5.03 (prohibition on the incurrence of liens), 5.05 (provision of reports and other information), 5.06 (provision of a certificate following a Default or Event of Default), 5.07 (limitations on the business activities of the Owner), 5.09 (prohibition on claiming or taking benefit from any stay, extension or usury laws), 5.10 (maintenance of the corporate existence of the Company and the Owner) and 5.13 (prohibition on the sale of interests in the Trusts or assets of the Trusts) and from the applicability of clause (3) (no existence of a Default or Event of Default prior to or after giving effect to a merger, consolidation or sale of assets permitted under Article VI of the Indenture) and clause (4) (requirement that WMMRC remain a direct or indirect wholly-owned subsidiary after giving effect to a merger, consolidation or sale of assets permitted under Article VI of the Indenture) of Section 6.01 of the Indenture with respect to the outstanding Notes on and after the date the conditions set forth in Section 9.04 are satisfied (“Covenant Defeasance”), and the Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes).  For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes, the Issuer may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere in the Indenture to any such covenant or by reason of any reference in any such covenant to any other provision in the Indenture or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 7.01 of the Indenture, but, except as specified above, the remainder of the Indenture and such Notes shall be unaffected thereby.  In addition, upon the Issuer’s exercise of Covenant Defeasance, subject to the satisfaction of the conditions set forth in Section 9.04 of the Indenture, clause (3) (solely with respect to the covenants that are released upon a Covenant Defeasance), clause (5), clause (6) and clause (7) of Section 7.01 of the Indenture shall not constitute Events of Default.

Conditions to Legal or Covenant Defeasance.  The following shall be the conditions to the application of either Legal or Covenant Defeasance to the outstanding Notes:

Section 9.04 of the Indenture provides that in order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

(1)           the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal amount of, premium, if any, and interest due on the Notes on the stated maturity date or on the Redemption Date, as the case may be, of such principal amount, premium, if any, or interest on such Notes and the Issuer must specify whether such Notes are being defeased to maturity or to a particular Redemption Date.

(2)           in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

(i)           the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(ii)           since the issuance of the Notes, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)           in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)           no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other indebtedness, and in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5)           the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer; and

(6)           the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge. The Indenture shall be discharged and shall cease to be of further effect as to all Notes, when either:

(1)           all Notes heretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has heretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(2)           (i)  all Notes not heretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption and redeemed within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not heretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(ii)  no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness to the extent such Indebtedness is simultaneously being discharged or repaid and the granting of Liens in connection therewith) with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under any other material agreement or instrument to which the Issuer is a party or by which the Issuer is bound;

(iii) the Issuer has paid or caused to be paid all sums payable by it under the Indenture; and

(iv) the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the Redemption Date, as the case may be.

In addition, the Issuer shall deliver an Officer’s Certificate and an Opinion of Counsel to the

Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Notwithstanding the satisfaction and discharge of the Indenture, if money shall have been deposited with the Trustee pursuant to subclause (i) of clause (2) above, the provisions of Section 11.02 and Section 9.07 of the Indenture shall survive.

Application of Trust Money.  Subject to the provisions of Section 9.07 of the Indenture, all money deposited with the Trustee pursuant to Section 11.01 of the Indenture shall be held in trust and applied by it, in accordance with the provisions of the Notes and the Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

If the Trustee or Paying Agent is unable to apply any money or Government Securities in accordance with Section 11.01 of the Indenture by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuer’s obligations under the Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 11.01 of the Indenture; provided that if the Issuer has made any payment of principal of, premium, if any, or interest on any Notes because of the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or Government Securities held by the Trustee or Paying Agent.

(e) Evidence as to compliance with conditions and covenants

The Issuer shall, and shall cause the Owner to, provide to each Holder, or cause the Trustee to provide to each Holder, (1) an annual audited balance sheet and income statement of the Issuer and the Owner within 90 days following the end of each fiscal year and (2) monthly unaudited balance sheets and income statements of the Owner and each of the Trusts and the account statement of each segregated account into which any Runoff Proceeds are deposited within 45 days following the end of each month.  The Issuer shall provide to each Holder, or cause the Trustee to provide to each Holder, a monthly statement of the Collateral Account, including the amount and nature of any of its investments and any gain or loss associated therewith, within 30 days following the end of each month.

So long as any of the Notes are outstanding, the Issuer will deliver to the Trustee, within 5 days after any Officer becomes aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Issuer is taking or proposes to take with respect thereto. The Issuer shall furnish to the Trustee not less than annually, an Officers’ Certificate as to his or her knowledge of the Issuer’s compliance with all conditions and covenants under the Indenture.

If a Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to Holders of Notes a notice of the Default within 90 days after it occurs.  Except in the case of a Default relating to the payment of principal, premium, if any, or interest on any Note, the Trustee may withhold from the Holders notice of any continuing Default if and so long as the board of directors, the executive committee or a trust committee of directors and/or Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the Notes.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture (other than a certificate provided pursuant to Section 5.06 or Trust

Indenture Act Section 314(a)(4)) shall comply with the provisions of Trust Indenture Act Section 314(e) and shall include:
(1)           a statement that the Person making such certificate or opinion has read such covenant or condition;

(2)           a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3)           a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with (and, in the case of an Opinion of Counsel, may be limited to reliance on an Officer’s Certificate, certificates of public officials or reports or opinions of experts as to matters of fact); and

(4)           a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with.

9. Other Obligors.

Other than the Applicant, no other person is an obligor with respect to the Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a) Pages numbered 1 to 14, consecutively.

(b) The Statement of Eligibility and Qualification on Form T-1 of Law Debenture Trust Company of New York, as trustee, under the Indenture to be qualified.

(c) The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit T3A.1
Amended and Restated Articles of Incorporation of Washington Mutual, Inc., as amended on January 22, 2001, February 8, 2001, June 22, 2006, September 15, 2006, December 12, 2006, May 23, 2007 and December 17, 2007 (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K for the year ended December 31, 2007, filed by Washington Mutual, Inc. on February 29, 2008).

Exhibit T3A.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of Washington Mutual, Inc., dated April 9, 2008, April 9, 2008 and June 27, 2008.**

Exhibit T3B.1	Restated Bylaws of Washington Mutual, Inc., as amended on June 25, 2009.**

Exhibit T3C.1	Form of Indenture between Washington Mutual, Inc. and Law Debenture Trust Company of New York, as trustee.**

Exhibit T3D.1	Not Applicable.

Exhibit T3E.1	Disclosure Statement relating to the Seventh Amended Joint Plan of Reorganization of Affiliated Debtors of Washington Mutual, Inc., a Washington corporation, et al., dated December 12, 2011. *

Exhibit T3E.2	Seventh Amended Joint Plan of Reorganization of Affiliated Debtors .*

Exhibit T3F.1	Cross-reference sheet showing the location in the Indenture of the provisions inserted inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 hereto).**

Exhibit 25.1	Statement of Eligibility and Qualification on Form T-1 of Law Debenture Trust Company of New York, as trustee under the Indenture to be qualified .**
        * Previously filed.
** Filed herewith.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant below has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Seattle, and State of Washington, on the 9th day of March, 2012.

WASHINGTON MUTUAL, INC.
(SEAL)
	By:	/s/ Charles Edward Smith
		Name:	Charles Edward Smith
		Title:	Executive Vice President

Attest:

/s/ Jonathan Goulding
Name:	Jonathan Goulding
Title:	Treasurer